UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
September 24, 2008

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA	NEATHOUSE PLACE, VICTORIA, LONDON,
3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc
Date: 24 September 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

Sustainability Summary Report 2008

Contents About BHP Billiton 1 Health 11 From the Chief Executive Officer 2 Environment 12 Sustainability at BHP Billiton 4 Social Responsibility 16 Health, Safety, Environment BHP Billiton locations 20 and Community Targets Scorecard 5 Resourcing the future 22 Governance 6 Sustainability Performance Data Summary 23 People 9 What others say about BHP Billiton IBC Safety 10 We support IBC About this report This Summary Report contains information on our sustainability policy and governance, stewardship, health, safety, environment, social responsibility and economic contributions. It is designed for general readership and is a summary of the Full Sustainability Report available online. The Full Report has been prepared in accordance with the Global Reporting Initiative (GRI) G3. Ernst & Young has conducted limited assurance over a selection of disclosures (performance statements and case studies) in this Sustainability Summary Report and in the Full Sustainability Report. Anyone seeking to rely on information in our report or to draw detailed conclusions from the data should contact us for verification and assistance. Report scope and data BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries operate as BHP Billiton. Throughout our Sustainability Reports, unless otherwise noted ‘BHP Billiton’, the ‘Company’ and the ‘Group’ refer to the combined group. The statistics in this report cover sites owned or operated wholly by BHP Billiton or operated by BHP Billiton in a joint venture operation during the period 1 July 2007 to 30 June 2008. Unless otherwise stated, data are reported on a 100 per cent basis for facilities operated by BHP Billiton, irrespective of our equity share. Joint ventures, where we are not the operator, are excluded; some of our case studies, however, feature initiatives from joint venture operations. All monetary amounts in th e report are US dollars, unless otherwise indicated.

The resources industry has a significant socio-economic impact. At national, regional and local levels, we share responsibility with host governments, local suppliers, contractors and employees for ensuring that wealth generated from natural resources helps to drive sustainable economic development and poverty reduction. Our aim is to help provide a safe, ethical, transparent and fair framework for employment, production and sharing of the economic benefits tha t flow from our presence. About BHP Billiton BHP Billiton is the world’s largest diversified resources company. We employ some 41,000 people in more than 100 operations in 25 countries. We have significant businesses producing oil and gas, alumina and aluminium, copper, energy coal, iron ore, nickel, manganese and metallurgical coal, as well as uranium, gold, zinc, lead and silver. Our organisation is designed around Customer Sector Groups (CSGs), which are focused on customers, rather than operations. The CSGs are Petroleum, Aluminium, Base Metals, Diamonds and Specialty Products, Stainless Steel Materials, Iron Ore, Manganese, Metallurgical Coal and Energy Coal. This document is a summary of our Full Sustainability Report, which can be accessed at www.bhpbilliton.com BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008 — 1

Along with host governments, business partners and employees, we work towards helping our key stakeholders draw value from our activities and ensure we contribute to the long-term sustainability of the communities where we operate. Over the past year, a number of emerging economies experienced strong growth. By supplying the building blocks for that growth, our industry has contributed to higher living standards and greater opportunities for millions of people. Despite enjoying the benefits of growth, operating a global company responsibly in an increasingly complex world presents us with a range of challenges. The rapid growth of the industry has tightened labour markets and our future depends heavily on our capacity to continue to attract great people. The Company’s participation in the climate change debate is evolving, as we follow developments in the economics, public policy and the carbon footprint of our business. Serious health problems, such as malaria and HIV/AIDS, remain in some of our host countries and we are working together with others to find the most effective way to help address them. We aim to develop resources for the future while respecting human rights and leaving a positive legacy. Finally, and most importantly, we feel deeply and personally any loss of life in our workplaces and the impact this has on families, friends and colleagues. 2 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008

We continue to play an important role in social development through employment and training opportunities, infrastructure provision, local business development and payment of taxes and royalties in our host countries. For many years, we have made safety our number one priority. Despite our efforts, eleven of our colleagues lost their lives while working for us during FY2008, five of them in a helicopter crash in Angola. Every fatality touches all of us and I am personally committed to eliminating hazards and ensuring that all our people go home safely at the end of each day. Production and financial results can never come before safety. Nor do we take the health and well-being of our people for granted. Current health pr iorities include reduction of a range of workplace exposures, promotion of consistent use of personal protective equipment, fatigue management and maintenance or improvement of the general health and fitness of our people. Our new five-year targets — which we report on for the first time this year — reflect our intent to further reduce the energy and greenhouse gas intensity of our business. We are working with others to find technological solutions to manage our emissions and to address the impact of our products in relation to climate change. We continue to play an important role in social development through employment and training opportunities, infrastructure provision, local business development and payment of taxes and royalties in our host countries. Our commitment continues to invest one per cent of BHP Billiton’s pre-tax profits, on a three-year rolling average, in community-based projects. During FY2008, our contribution increased $37.6 million from the previous year to $141.0 million with major resources channelled to improving access to quality education and helping to tackle major health issues, such as malaria and HIV/AIDS. Through our Matched Giving Program, a proportion of the Company’s social investment was directed to organisations for which our employees are passionate. During FY2008, the Company contributed $4.8 million to these organisations by matching employee donations, fundraising and personal volunteering. This is a significant increase from the previous year. Recognising and supporting our employees’ community activities is one way to continue to attract and retain skilled people, despite tight employment conditions across the resources sector. Our standing as an employer of choice comes from the broad geographic and career opportunities we offer, along with our desire to assist people on their personal development journey and our commitment as a responsible employer. I want to recognise the ongoing efforts and commitment of our employees and contractors and thank them for their contribution to the successes BHP Billiton recorded during the year. Our Company can make a real contribution to sustainable development and poverty reduction in the world and we need to work hard to realise this potential. We truly are charged with resourcing the future — in a responsible way. This document is a summary of our Full Sustainability Report, which we have prepared in accordance with the Global Reporting Initiative (GRI) G3 Sustainability Reporting Guidelines. We also continue to support the UN Global Compact and we have included updates against the principles in our Full Report. You can access our Full Sustainability Report through our website at www.bhpbilliton.com/sustainabledevelopment Marius Kloppers Chief Executive Officer Pilbara | Western Australia BHP Billiton encourages new standards for Indigenous development opportunities In September 2007, Ngarda Civil & Mining Pty Ltd won, on commercial terms, a five-year A$300 million-plus contract to manage and operate BHP Billiton’s Yarrie iron ore mine in Western Australia. Ngarda is equally owned by Indigenous-based organisations and Leighton Contractors, and is dedicated to providing Indi genous people with opportunities to develop their skills and abilities, and gain experience and employment. Ngarda began operating the Yarrie mine in April 2008. BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008 — 3

Sustainability at BHP Billiton

CHALLENGES
Our sustainability challenges have the potential to impact materially on our business and its ongoing success.

In 2003, we undertook a major assessment of sustainability risks associated with our business. The assessment led us to identify five key sustainability challenges – challenges that remain relevant today. The challenges are:

- eliminating fatal risks
- occupational and community health
- greenhouse gas emissions
- access to and management of resources
- sustainable community development and closure.

In reviewing potential disclosures for this report and our Full Sustainability Report, we have found that these categories cover topics and indicators that reflect BHP Billiton's significant economic, environmental and social impacts.

STAKEHOLDERS
We engage with our stakeholders in many ways, from one-on-one meetings and multi-stakeholder forums to cross-sector partnerships and industry initiatives. Most engagement is at a local level, where we address specific issues and solutions.

We also seek feedback on our sustainability strategy by engaging employees and contractors, investors, opinion leaders, governments, non-government organisations, academia and regulators.

Meetings with our Forum on Corporate Responsibility continue to provide valuable advice and challenge our views on broad sustainable development issues. Our participation with several external voluntary initiatives, including the UN Global Compact and the Global Reporting Initiative, helps us to further understand stakeholder views.

Our Sustainability Value Add



Value Creation
Reduced business risk and enhanced business opportunities
Gaining and maintaining our licence to operate and grow
Improved operational performance and efficiency
Improved attraction and retention of our workforce
Maintained security of operations
Enhanced ability to strategically plan for the longer term
Enhanced brand recognition and reputation
Improved stakeholder trust
Improved standards of living
Self-sustaining communities
Enhanced resource conservation
Improved work/life balance
Enhancement of biodiversity
Enhanced economic contributions
Company value
Societal value

BUSINESS CASE FOR SUSTAINABLE DEVELOPMENT
Our bottom-line depends on access to resources and on our licence to operate. Maximising our bottom-line also means recognising the value protection and value add achieved by enhancing non-financial or sustainability dimensions.

Such sustainability dimensions include aspiring to Zero Harm to people, host communities and the environment; effective governance and risk management processes; being socially responsible and contributing to sustainable community development; and to ensuring the broader economic contributions of our operations are injected into the regions where we operate.

BEYOND THE BUSINESS CASE – SOCIETAL BENEFITS
Beyond our business case are many societal benefits that flow from integrating sustainability into our business. Benefits include contributing to improved standards of living and self-sustaining communities; enhancing economic contributions, resource conservation and biodiversity; and improving stakeholder trust.

4 - BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008

Health, Safety, Environment and Community Targets Scorecard

On 1 July 2007, we introduced new five-year Health, Safety, Environment and Community targets. The scorecard, below, outlines our performance for the financial year from 1 July 2007 to 30 June 2008 – the first year of our new program. All targets are based on an FY2007 baseline year, except those relating to Energy and Greenhouse Gas, which are based on an FY2006 baseline year.

Overall performance against target:

● Target exceeded ● Target achieved (≥ 95%) ■ Target not achieved ▶ On track ◀ Behind schedule

Target	Performance		Target Date
Zero Harm	**Result**	**FY2008**	
Zero fatalities	■ Target not achieved	11 fatalities at our controlled activities	Ongoing
Zero significant environmental incidents and zero significant community incidents (i.e. rated 3 or above on the BHP Billiton Consequence Severity Table)	● Target achieved	No Level 3 environmental or community incidents were reported	Ongoing
Management Systems			
All operating sites to achieve and maintain conformance against BHP Billiton HSEC Management Standards Issue 3 (score greater than 4.0 out of 5.0) by June 2008	■ Target not achieved	50 reporting assets (77 per cent) scored above 4.0	30 June 2008
A Group average conformance of 4.0 out of 5 against BHP Billiton HSEC Management Standards Issue 3	● Target achieved	An average conformance of 4.1 out of 5.0 has been achieved	Ongoing
All operating sites to obtain and maintain ISO 14001 certification	● Target achieved	95 per cent of sites requiring ISO 14001 are certified	Ongoing
Health			
All operating sites to finalise baseline health exposure assessments on occupational exposure hazards for: • airborne contaminants and noise by 30 June 2008, and	■ Target not achieved	• Airborne contaminants and noise – 75 per cent of sites have completed assessments	30 June 2008
• physical exposures by 30 June 2010	▶ On track	• Physical exposures – 29 per cent of sites have completed assessments	30 June 2010
15 per cent reduction in potential employee exposures over the occupational exposure limit by 30 June 2012	◀ Behind schedule	4 per cent increase in potential employee exposures over the OEL (excluding noise) since FY2007	30 June 2012
30 per cent reduction in incidence of occupational disease by 30 June 2012	▶ On track	26 per cent reduction in incidence of occupational disease since FY2007	30 June 2012
Safety			
50 per cent reduction in Total Recordable Injury Frequency Rate at sites by 30 June 2012	▶ On track	The TRIFR for 2008 was 5.9, an improvement of 20 per cent on the TRIFR recorded in FY2007	30 June 2012
Environment			
Aggregate Group target of 6 per cent reduction in greenhouse gas emissions per unit of production by 30 June 2012[1]	◀ Behind schedule	5 per cent increase in greenhouse gas emissions per unit of production in FY2008	30 June 2012
Aggregate Group target of 13 per cent reduction in carbon-based energy use per unit of production by 30 June 2012	◀ Behind schedule	1 per cent increase in carbon-based energy use per unit of production in FY2008	30 June 2012
Aggregate Group target of a 10 per cent improvement in the ratio of water recycled/reused to high-quality consumed by 30 June 2012	▶ On track	7 per cent improvement in the ratio of water recycled/reused to high-quality consumed since FY2007	30 June 2012
Aggregate Group target of 10 per cent reduction in the land available for rehabilitation by 30 June 2012	▶ On track	The land available for rehabilitation index has remained unchanged since FY2007	30 June 2012
Community			
Aggregate Group target of 1 per cent of pre-tax profits to be invested in community programs, including in-kind support and administration, calculated on the average of the previous three years' pre-tax profit	● Target achieved	Expenditure totalled US$141.0 million, equivalent to 1 per cent of pre-tax profits based on the average of the previous three years pre-tax profit publicly reported in each of those years[3]	Ongoing
All operating sites and development projects to undertake a human rights self-assessment and implement a risk-based human rights management plan[2] by 30 June 2008	■ Target not achieved	84 per cent (54 of 64) of operating sites and development projects completed human rights self-assessments. 21 of these sites developed human rights management plans; 2 sites that identified human rights-related issues had not completed a management plan	30 June 2008
All operating sites and development projects to have a formal community engagement program in place by 30 June 2008	● Target achieved	95 per cent (61 of 64) of operating sites and development projects have community engagement programs in place	30 June 2008

Notes:
[1] This was partly due to the switching of fuels used by third party electricity generators that serve our operations in Chile.
[2] Excludes sites having no human rights-related issues identified in the human rights self-assessment.
[3] Includes BHP Billiton component of our voluntary contributions to community programs at joint venture operations, but does not include payments to communities that form part of mandatory licensing agreements.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008 - 5

Governance

We are committed to the highest standards of corporate governance, including processes to implement our commitment to sustainable development.

SUSTAINABILITY SYSTEMS AND DOCUMENTS

At BHP Billiton, our conviction is that our business goals can be best attained through honesty, fairness and integrity in everything that we do. In addition, therefore, to the corporate governance processes that manage the broader affairs of the Company, we have a number of systems and supporting documents to implement our commitment to sustainable development.

The Sustainability Committee of the Board continues to oversee the Group's sustainability strategy, policy, initiatives and activities. Management holds primary responsibility for our Health, Safety, Environment and Community performance and for driving our commitment to Zero Harm.

Our Code of Business Conduct: Working with Integrity applies to every member of our workforce, regardless of job or location, and provides a behavioural framework for decision-making. It is based on the values contained in our Charter and highlights that we care as much about how results are obtained as we do about delivering good results.

Our Health, Safety, Environment and Community (HSEC) Management Standards (Issue 3) provide the basis for developing and applying management systems at all levels of our Company and are a driver of our contribution to sustainable development.

The Standards highlight four key components of sustainable development:

- Health – promoting and improving the health of our people and host communities
- Safety – providing a workplace where people can work without being injured
- Environment – promoting efficient resource use, reducing and preventing pollution and enhancing biodiversity protection
- Community – engaging with employees and contractors and with those affected by our operations, including host communities; and understanding, promoting and upholding fundamental human rights within our sphere of influence.

During 2008, we are reviewing our Standards in accordance with the Company's revised operating model.

AUDIT AND SELF-ASSESSMENT

Our assets are benchmarked through a triennial peer review process against our HSEC Management Standards. These Standards are supported by key procedures, which are regularly reviewed to ensure our assets operate under a leading practice framework.

During FY2008, seven HSEC audits were conducted. As in previous years, operating sites not audited during the year were required to undertake self-assessments against the Standards.

The results from the 68 self-assessments have been combined with the audit results to show an overall conformance of 4.1 out of 5 against the HSEC Management Standards, meeting our target of achieving greater than 4 out of 5 by 30 June 2008.

Since the program commenced in September 2001, 145 site audits have been conducted, involving 414 BHP Billiton people and 36 external auditors. The breadth of the program has been invaluable in accelerating the rate of improvement in all aspects of our HSEC management through the identification of improvement opportunities and communication of leading practices.

CLOSURE

Comprehensive closure planning integrated into the business contributes to our vision of sustainable development and Zero Harm. Each of our controlled assets is responsible for developing closure plans that comply with legislative requirements, limit adverse environmental impacts, and consider stakeholders' needs and aspirations, particularly with respect to end land use.

The BHP Billiton Closure Standard was rolled out to all our controlled assets two years ago. Our sites report against this standard, documenting the current status of closure plans, in annual closure summary reports.

In the interest of continual improvement, during the reporting period, we conducted a review of the Closure Standard. Representatives of the multi-functional teams involved in preparing our closure plans and estimating associated closure costs determined there was an opportunity to better integrate closure planning through our Life of Asset planning process.

Life of Asset planning is a disciplined procedure that occurs annually across the Company. Incorporating the Closure Standard requirements with Life of Asset planning procedures will assist closure planning considerations being incorporated in the Life of Asset plan.

A detailed protocol for auditing compliance with Closure Standard requirements was developed during the reporting period and trialled at our Queensland Coal group. The audit protocol will be implemented by our Group Audit Services function, further integrating closure planning as a way we do business.

BHP Billiton is responsible for a number of legacy sites that are in various stages of decommissioning, rehabilitation or post-closure care and maintenance. These sites are managed by our Customer Sector Groups, where closure is treated as a project.

Closure plans provide the basis for estimating the financial costs of closure. Information on our 2008 closure provisions can be found in the Financial Statements section of the 2008 BHP Billiton Annual Report.

6 - BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008

Business Conduct Helpline Enquiries Business Conduct Helpline Enquiries by Category FY2008 by Region FY2008 Other 21% Australia and Asia 60% Equality in Employment 14% South America 15% Conflict of Interest 12% North America 13% Gifts and Hospitality 10% Africa 8% Harassment 9% Europe 3% Information Management 8% Other 1% Business Travel 6% Bribery 6% Maintaining Supplier Relationships 5% Community Relations 5% Accuracy of Records and Reports 4% BUSINESS CONDUCT In July 2008, the Code of Business Conduct was approved to replace the Guide to Business Conduct. While the substance of the new document has not significantly changed, it provides clearer communication and will be supported in FY2009 by training and communication, as well as assurance processes. In FY2008, we received 133 enquiries to the Business Conduct Helpline and a further 32 through the Fraud Hotline operated by Group Audit Services. The most common issues raised with the Helpline related to equ ality in employment, conflict of interest and gifts and hospitality. Fraud, theft and conflict of interest were the main issues raised with the Fraud Hotline. In FY2009, the Business Conduct Helpline and the Fraud Hotline will be combined, to be known as the Business Conduct Advisory Service. Our Charter Outlining our purpose, plans, values and measures of success Our Charter outlines the actions, values and measures by which we judge our success in creating long-term value through discovering, developing and converting natural resources. Earning the trust of our employees, contractors, customers, suppliers, communities and shareholders is a vital aspect of our success. Our values embrace safety and the environment, integrity, high performance, win-win relationships, the courage to lead change and respect for each other.
Link to ‘Our Charter’ at www.bhpbilliton.com/aboutus/charter BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008 — 7

Technology introduced at our Escondida mine in Chile is helping address safety issues associated with operating bulldozers in stockpiles. Remote bulldozer operation enhances operator safety Bulldozer operators working on ore stockpiles within the mining industry are exposed to major safety challenges, including poor visibility, unstable ground and material falling from conveyors. During 2006, the global mining industry experienced several fatal accidents involving bulldozers operating on stockpiles. Having itself experienced several incidents involving bulldozers on stockpiles, our Escondida mine (in which BHP Billiton holds a 57.5 per cent interest) sought to address the safety risks associated with this activity. Analysis showed that the only sure way of addressing such risk was to remove the bulldozer operators from their cabs and have them operate their machines from a safe, remote location. After extensive testing, in early 2007 the mine began installing state-of-the-art technology, which had been adapted from other mining processes and that would allow its bulldozers to be operated remotely. Find out more on www.bhpbilliton.com/casestudies 8 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008

People The foundation of our business is our people — both employees and contractors. Our success relies on identifying, recruiting, training, developing and retaining a talented, diverse, mobile and motivated workforce. At BHP Billiton, we aspire to be the world’s best natural resources company and it is our people who will make the difference. We are committed to open, honest and productive relationships with our employees. We aim to be consistent, fair and transparent in our Human Resources practices, as well as meeting our commitment to the UN Universal Declaration of Human Rights and relevant legislative requirements. THE BHP BILLITON WAY To deliver on our aspiration, we need to act in a consistent manner according to our shared set of Charter values, with clear strategic intent and according to a defined operating model. Together, with strong leadership, these elements constitute our way of doing things, The BHP Billiton Way. Our operating model is designed to clearly define our respective accountabilities. Specifically, it articulates the relationship between, and responsibilities of, the Group functions, minerals exploration, our Customer Sector Groups and marketing. LEADERSHIP AND CULTURE Strong leadership is a cornerstone of any organisational success, and our Leadership Model outlines what it takes to be a BHP Billiton leader. It is designed with a mix of the core attributes and behaviours and leadership styles that we look to our leaders to demonstrate, identify and develop in others. The leadership model is tied directly to our Human Resources and HSEC strategies and standards. HUMAN RESOURCES STRATEGY Our Human Resources Strategy connects our values and culture (defined in our Charter) and our business requirements to the way we manage our people. Objectives for each major component of our people management are contained within our Human Resources Management Standards, along with the metrics we use to guide and assess our performance. As contractors form a significant portion of our workforce, we work closely with our contracting companies to ensure that their approach to human resource management is con sistent with our values and approach. TRAINING AND DEVELOPMENT We are committed to working with all our people to help them reach their full potential, achieve job satisfaction and maximise their contribution to the Company. During the year, we consolidated our approach to talent management by improving our identification and understanding of our talent, and strengthening the talent pipeline through leadership programs, individual development, mentoring and coaching. In FY2008, the average hours spent training per annum per employee was 49 for full-time and 24 for part -time employees. Reflecting the criticality of leadership development and training to our success, during the year, more than 500 people participated in our intensive global or Customer Sector Group leadership development programs and 515 graduates attended our Foundations for Graduates Program. EMPLOYEE PROFILE In FY2008, we employed some 41,000 people, as well as engaging some 61,000 contactors. Our turnover rate increased from 12 per cent in FY2007 to 14 per cent in FY2008, reflecting buoyant market conditions within the global resources sector. EMPLOYEE RELATIONS Wherever we operate, we aim to comply with the relevant legislative employment framework. We recognise the right of freedom of association by our employees. We have a number of locations where we have a mix of collective and individually regulated employment arrangements, but this does not affect the rights of those employees to choose to belong to trade unions. Prospective employees are made aware of employment arrangements prior to joining the Company. Our policy is to consult with employees on major organisational changes and ensure processes are in place at all locations to address any issues. In FY2008, around 47 per cent of our global workforce was covered by collective agreement. E mployees by Region FY2008 Contractors by Region FY2008 Australia and Asia 37% Australia and Asia 41% South Africa 27% South America 28% South America 22% Europe, Africa and North America (incl Canada) 7% Middle East 25% Rest of world 6% North America 6% Europe (incl UK) 1% Employee Share Plan Shareplus, introduced in 2007, recognises the contribution of our people to our Company and provides an opportunity for them to share our future growth and success by building a personal financial stake in the Company. The plan offers employees the opportunity to purchase BHP Billiton shares, up to a specified limit, and receive a grant of shares from BHP Billiton equal to the number they have purchased at the end of three years. The offer is available to all BHP Billiton employees regardless of their role or location. The only requirement is that the person remains employed by BHP Billiton over the three-year period. In countries where it is not possible or practicable to operate Shareplus, we have implemented a cash plan with the same terms. By April 2008, some 40 per cent of eligible employees had elected to join. BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008 — 9

Safety The overriding importance we place on the safety of our employees, contractors and host communities is reflected in our Zero Harm goal and our belief that an injury-free workplace is possible. SAFETY PERFORMANCE We experienced eleven fatalities in seven separate incidents during the year to 30 June 2008. In expressing our deepest sympathy to the families, friends and work colleagues of those who died, we remain determined to do all in our power to eliminate fatalities from our operations. As part of our strategy to ensure that safety remains at the forefront of the mind of every employee and contractor, we held our inaugural Safety Week during January 2008. Reinforcing that good safety starts with good le adership, a feature of the week was that all executive management personally led a three-hour discussion with their supervisors and managers. Kalgoorlie | Western Australia Applying technology to make handling molten metal safer and more efficient Our Kalgoorlie Nickel Smelter in Western Australia produces granulated nickel matte. We move pots containing some 10 tonnes of molten metal — using gantry cranes — to tilting stations where nickel matte is poured through jets of water to produce granulated nickel matte. While being craned, the metal begins to cool and a crust forms across its surface. During pouring, parts of the crust can break away, interrupting the metal flow and, potentially, leading to a steam explosion that could result in severe injury and damage to the plant. Traditionally, our personnel used long paddles to control the crust during pouring and to prevent an explosion. The task required operators to wear layers of protective clothing and to work in an ‘extreme’ environment. By applying technology from the automotive industry to enable our personnel to control the crust from a remote position, we have removed them from an extreme environment and potential danger from steam explosions. While low injury frequency rates do not mean low fatality rates, we are pleased to report that, during FY2008, we improved our injury performance rate. Our Total Recordable Injury Frequency Rate decreased by 20 per cent, from 7.4 for FY2007 to 5.9. Our target is a 50 per cent reduction between 1 July 2007 and 30 June 2012. We believe achieving this level of improvement will deliver a world-class level of performance. Our injury severity also reduced by some 20 per cent in FY2008 when compared to FY2007. FATAL RISK CONTROL PROTOCOLS BHP Billiton’s Fatal Risk Control Protocols (FRCPs) establish minimum performance expectations for managing potential fatal risks associated with activities commonly conducted at our operations. They address light vehicles, mobile equipment above and below ground, managing hazardous and molten materials, underground ground control, safeguarding and isolating equipment, lifting and working at heights. All sites are required to conduct self-assessments against the FRCPs requirements and to implement improvement plans. SIGNIFICANT INCIDENT AND NEAR MISS REPORTING We continue to encourage reporting of near miss and significant incidents, as our ability to learn from these events and apply corrective interventions before the same underlying causes manifest as more serious incidents is a key to supporting our efforts to eliminate injuries and fatalities. Our analysis of these events assists us to generate Company-wide alerts that identify trends in common causes for similar incidents, signal where all preventive barriers were breached, and includes what is to be learnt, with links to further information. Analysis of significant incidents against our FRCPs categories indicates that the key areas for improvement remain surface mobile equipment, isolation and working at heights. LIGHT VEHICLE SAFETY To assist in addressing safety risks associated with light vehicles, we will require that all light vehicles are fitted with in vehicle monitoring systems (IVMS). IVMS t ransmits data on vehicle usage, speed and driver behaviour to a central location for analysis and feedback to both management and drivers. This is expected to take approximately two years to implement. CATASTROPHIC RISK MANAGEMENT Catastrophic risk management seeks to identify, assess and manage potential risks that could result in multiple fatalities and/or property, infrastructure or fixed-plant damage that could cause significant disruption to, or stop, our operations, and which could threaten our licence to operate. During FY2008, four sites tested a revised method for catastrophic management that, once finalised and improved, will be incorporated into our Company-wide documentation and drive a consistent approach to managing cat astrophic risk. 10 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008

Health

Our goal is a work environment where our employees and contractors can work free from the risk of occupational illness, through shared responsibility between management and employees, contractors and their families.

HEALTHY PEOPLE

The health of our people is central to our business success. If we are to succeed in our journey towards Zero Harm, we need to understand the potential for health risks and establish suitable mitigation measures.

REDUCING OCCUPATIONAL EXPOSURE

Our public target for each operating site to close out its baseline occupational hygiene exposure survey for airborne contaminants and noise concluded 30 June 2008. This target was not met, with 75 per cent of sites, representing 88 per cent of employees, completing their survey.

This was an important milestone as it allows each respective site to develop a comprehensive understanding of which workers are exposed to airborne contaminants, such as dust, fume, mist, gas and vapour, and to noise at a level in excess of Company occupational exposure limits. Such exposures currently necessitate the strict use of personal protective equipment to avoid adverse health effects.

Programs to eliminate exposure at the source are based on the results of the baseline survey. Examples of such programs include those designed to address diesel exhaust fumes in underground operations and acid mist in some of our metal processing plants.

Our target is for a 15 per cent reduction by 2012 for potential employee exposures over the occupational exposure limit.

During FY2008, 48 per cent of our workforce across the Company was potentially exposed to noise, if not for the use of personal protective equipment, a reduction of one per cent on FY2007 results. Other exposures remained at 17 per cent, as reported in the previous reporting period.

There were 207 new cases of occupational illness reported Company-wide in FY2008. This represents a 26 per cent reduction in the rate of illnesses per 10,000 employees against our target of a 30 per cent reduction in the incidence of occupational illness by June 2012.

FIT FOR WORK

Our safety performance can be impacted by both work-related and general health issues. A particular area of attention during FY2008 was the complex issue of fatigue management. One of our initiatives in this area is outlined in the story below.

COMMUNITY HEALTH

Malaria and HIV/AIDS remain a significant health issue for many of our operations, including those in southern Mozambique, northern Brazil, Pakistan, and areas where we have development activities such as Guinea and Angola. We continue to work to find the most effective ways to help address the issue, including offering voluntary HIV/AIDS testing and counselling and continuing to support the mosquito spraying program in southern Africa. We are also using our African experience to assist the Asia-Pacific Coalition on HIV/AIDS as they develop programs in Papua New Guinea, Laos, Thailand and Cambodia.

Percentage of Employees in Potential Exposures* FY2008


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Petroleum
Aluminium
Base Metals
Diamonds and Specialty Products
Stainless Steel Materials
Iron Ore
Manganese
Metallurgical Coal
Energy Coal
Corporate and Other
BHP Billiton

- Between Action Levels† and Occupational Exposure Limit
- Greater than Occupational Exposure Limit
- Greater than Noise Exposure Limit

* In other words, would be exposed if not wearing PPE.
† Action Level is 50% of the Occupational Exposure Limit.

Newman | Western Australia

Cutting-edge technology to warn of approaching drowsiness

Drowsiness or fatigue contributes to a large number of our significant incidents. In response, the Australian-developed Optalert™ technology that uses infrared technology to continuously monitor the wearer's eyelid and eye movement is being introduced at our Iron Ore Mt Whaleback mine, Western Australia. When impending drowsiness is detected the system delivers an audio alert. While not the solution to drowsiness or fatigue, Optalert™ provides another level of protection for our drivers.



BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008 - 11

Illawarra Region | Australia Our challenge is to meet the growing global demand for mineral resources while addressing the challenges of climate change, achieving sustainable supply and environmental protection. World’s first power plant fuelled by coal mine ventilation air Excavating coal releases methane, which is explosive in significant concentrations. Ventilation air is used in underground coal mines to dilute the methane to safe levels, leading to large volumes of air with low methane content being released to the atmosphere. At BHP Billiton Illawarra Coal’s West Cliff Mine, in New South Wales, Australia, ventilation air containing dilute methane is being used to generate electricity commercially. A world-first development by BHP Billiton and its technology provider MEGTEC Systems, the A$30 million plant generates some six megawatts of electricity per hour while reducing greenhouse gas emissions. Methane has 21 times the global warming effect of carbon dioxide. This plant will reduce BHP Billiton’s greenhouse gas emissions by 250,000 tonnes of carbon dioxide equivalent per year. The potential for this technology was recognised by the United States Environment Protection Agency with an award in May 2008. Find out more on www.bhpbilliton.com/casestudies 12 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008

Environment

In line with our aspirational Zero Harm goal we run programs to improve our performance, set specific targets, such as for energy use and air emissions, and track our progress against our targets.

CLIMATE CHANGE AND ENERGY

We believe that the risks of climate change associated with increasing greenhouse gas concentrations in the atmosphere need to be addressed through accelerated action. Behavioural change, innovation and technological progress are necessary to achieve stabilisation in a manner consistent with meeting natural resource and energy needs.

We are working within our businesses and with governments, industry and other stakeholders to address this global challenge and find lasting solutions that are consistent with our goal of Zero Harm.

Our five-year targets include a six per cent reduction in greenhouse gas emissions per unit of production and a 13 per cent reduction in carbon-based energy use per unit of production, both by 30 June 2012. In FY2008, our carbon-based energy intensity increased by one per cent.

The Australian Government passed the Energy Efficiency Opportunities (EEO) Act in 2006 to improve the identification and evaluation of energy efficiency opportunities by large energy users. The results of this program will be available publicly on the BHP Billiton website in December 2008. It is expected that applying what we have learned from the Australian EEO program will contribute to our strategy for meeting our energy intensity target on a global basis.

In FY2008, we experienced a five per cent increase in the greenhouse gas emissions intensity index for BHP Billiton's global sites. This was due, in large part, to the switching of fuels used by third party electricity generators that serve our operations in Chile. Our strategy to achieve our greenhouse intensity targets includes improving our energy efficiency and investigating cost effective alternative energy sources.

Our Energy Marketing Group is building knowledge in global carbon markets through trading in the Kyoto Protocol's Clean Development Mechanism (CDM) credits to support our operations and customers in Europe. This experience will help prepare us for other national or regional carbon trading schemes.

We are using our technical capacity and experience to assist governments and other stakeholders in the design of effective and equitable climate change policies. In 2007, we participated in the public comment process on the National Greenhouse and Energy Reporting regulations and the National Emissions Trading Scheme in Australia.

We are contributing to the development of low carbon alternative energy sources through partnerships such as Australia's COAL21, Cooperative Research Centre for Greenhouse Gas Technologies and the Cooperative Research Centre for Coal in Sustainable Development. These projects cover technologies such as coal gasification, oxyfuel, and carbon capture and sequestration.

Greenhouse Gas Intensity Index FY2008[1,2]


1.2
1
0.8
0.6
0.4
0.2
0
Target 94%
Base Year
FY2008

Energy Intensity Index FY2008[1,3]


1.2
1
0.8
0.6
0.4
0.2
0
Target 87%
Base Year
FY2008

The intensity indices have been developed as a Company-wide performance indicator for GHG and Energy measures. The 'index' concept allows performance from different business groups or sites, all of which may have different operating conditions and product mixes, to be added together to form an overall indicator per unit of production. The base year for the intensity indices is FY2006 and has a value of 1 for that year (1 = 100%). Below 1 indicates better than baseline.

(1) Baseline (FY2006) = 1; below 1 indicates better than baseline.
(2) FY2008–2012 Target = 6% reduction below FY2006 base year.
(3) FY2008–2012 Target = 13% reduction below FY2006 base year.

Energy Use by Type FY2008 Petajoules (PJ)


Electricity 40%
Distillate 21%
Coal and Coke 20%
Natural Gas 14%
Fuel and Process Oil 3%
Other 2%

Total Energy Use by Customer Sector Group FY2008


Petroleum 5%
Aluminium 45%
Base Metals 11%
Diamonds and Specialty Products 1%
Stainless Steel Materials 15%
Iron Ore 4%
Manganese 9%
Metallurgical Coal 6%
Energy Coal 4%

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008 - 13

Environment BIODIVERSITY AND LAND We own, manage or lease in excess of 5.7 million hectares of land (excluding data from exploration and development projects), of which approximately two per cent is used for mining, processing plants and infrastructure. Focusing on prioritising our rehabilitation efforts, we have a five-year target of a 10 per cent reduction in the land available for rehabilitation by 30 June 2012, which we measure as a ratio of land rehabilitated compared to land disturbed. In FY2008, the ratio of 0.28 remained u nchanged due to the increased development of our copper operations in Chile, coal operations in Australia and Nickel operations in Australia and Chile. As a resources company operating in diverse locations, our activities have the potential for significant impact on biodiversity. This year, in consultation with stakeholders, including our Forum on Corporate Responsibility, we have revised and formalised our biodiversity position which can be found in this year’s Full Sustainability Report. Louisiana | United States of America Reducing waste and providing sustainable employment opportunities As part of the ongoing pursuit of Zero Harm, BHP Billiton Petroleum drilling teams identified recycling as a way to reduce waste from the rigs that went to licensed contractors for disposal in landfill. After our people implemented the segregation system, we contracted Access Real Choices (ARC), a non-profit organisation dedicated to the welfare of individuals with learning and development disabilities in New Iberia, Louisiana, US. This organisation separates and repackages the waste for resale to local rec ycling plants. Between June 2006 and December 2007, more than 68 tonnes of material was diverted from landfills and recycled. The initiative has reduced our disposal costs, raised revenue for ARC, and provided employment for 40 people within ARC. WATER We use water in mining, smelting, refining and petroleum processes. To better understand our management of water globally, we collect data on water used in our process in the following three categories: high-quality or fresh water such as water of a quality suitable for drinking, low-quality water such as water sourced from a waste water treatment plant, and recycled or reused water. We have set a target to improve our use of recycled water relative to our use of high-quality water from the environment. Our aggregate target is to see a 10 per cent improvement by 2012 in the ratio of water recycled to high-quality water consumed. With an improvement of seven per cent, we made good progress towards achieving our target. We are currently working to understand where our best opportunities lie for meeting this important target. WASTE Our mining operations produce large quantities of mineral waste such as waste rock, tailings and slag. Generally, this mineral waste is managed on-site in disposal facilities designed and operated to well-established engineering standards. Mineral wastes are categorised as hazardous or non-hazardous, and we produced a total of 215 million tonnes of mineral waste during the reporting period. Non-mineral waste is also categorised as either hazardous or non-hazardous (general) waste. Hazardous non-mineral waste includes oil, materials contaminated with hydrocarbons, chemical waste and spent pot linings. These hazardous wastes are recycled or disposed of in approved facilities. We have generally decreased our hazardous waste in recent years; however, this reporting period we produced 192,000 tonnes of hazardous non-mineral waste, approximately seven per cent more than in FY2007. General waste includes domestic waste, tyres, paper, cardboard, and building and construction material. Our operations generated 304,000 tonnes of general waste and 45 per cent of this was recycled, reused or composted. ENVIRONMENTAL INCIDENTS No actual significant environmental incidents were reported in FY2008, as defined by our Consequence Seve rity Matrix; there were, however, 40 incidents that had the potential to cause significant environmental harm. The incidents were related to events including uncontrolled discharges from tailings and sediment control dams due to high rainfall events, hydrocarbon and chemical spills via broken pipelines, tank failures or transport incidents and breaches of internal land clearing procedures. Due to controls that were in place and mitigation actions taken, none of these incidents were classified as having caused significant environmental harm. Investigations were conducted to ensure the factors that contributed to each incident were identified so that additional controls could be implemented to prevent a recurrence. 14 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008

Kalimantan province | Indonesia

Managing our impact in Indonesia

BHP Billiton's wholly-owned Maruwai Coal Project is seeking to develop a high-quality coking coal resource in an area that is world-renowned for its biodiversity. Our strategy is to minimise our operational footprint and to support broad-based conservation outside our area of interest. We engaged with several international conservation Non-Government Organisations (NGOs) to contribute to our biodiversity strategy, including in developing goals, identifying challenges and priorities.

Comprehensive, practical actions to minimise our impact on the forest include redesigning our exploration program to eliminate unnecessary clearing by having a single exploration camp rather than satellite camps and using helicopters to transport people and equipment rather than constructing roads. We also have a comprehensive program for rehabilitating and revegetating all our abandoned drill sites.





Total Mineral Processing Waste Disposed FY2004 to FY2008



250
200
150
100
50
0
million tonnes
FY2004
FY2005
FY2006
FY2007
FY2008

- Hazardous Mineral Processing Waste
- Non-Hazardous Mineral Processing Waste

General Waste Disposal Methods FY2008



- Landfill 54.8%
- Re-use or Recycle 45%
- Incineration 0.2%

Recycled Water Index FY2008[1][2][3]
High-Quality Water from the Environment/Recycled Waste



1.2
Target 110%
1
0.8
0.6
0.4
0.2
0
Base Year
FY2008

Land Available for Rehabilitation Index FY2008[1][4]



1.2
Target 110%
1
0.8
0.6
0.4
0.2
0
FY2007
FY2008

(1) Baseline (FY2007) = 1; below 1 indicates worse than base year (1 = 100%).
(2) FY2007–2012 Target = 10% improvement from FY2007 base year.
(3) Aggregate Group Target of a 10% improvement in the ratio of water recycled/reused to fresh water consumed by 30 June 2012.
(4) FY2008–2012 Target = 10% improvement from FY2007 base year.

Water Use by Classification FY2008



- High-Quality Water 43%
- Recycled Water 44%
- Low-Quality Water 13%

Recycled Water Use FY2008
Megalitres (ML)



- Aluminium 3%
- Base Metals 21%
- Diamonds and Specialty Products 3%
- Stainless Steel Materials 39%
- Iron Ore 3%
- Manganese 11%
- Metallurgical Coal 12%
- Energy Coal 8%

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008 - 15

Relationships and partnerships are at the core of our business. We can do very little on our own. Our ability to work collaboratively and transparently with others is critical to our long-term success. Assisting local communities In September 2006, BHP Billiton and Mitsubishi Corporation signed an agreement with the Royal Government of Cambodia that allows for bauxite exploration and evaluation of the potential for an alumina refinery in Cambodia. Consultation with host communities, government, and non-government organisations identified four areas where BHP Billiton could assist local communities. These included supporting specialist teams to remove explosive remnants of war and educate communities about the associated risks; strengthening local healthcare service access for impoverished communities; and supporting non-government organisations that provide education and training in healthcare, sustainable agriculture and natural resource management. To date we have supported the removal and destruction of more than 437 explosive hazards and are supporting a selection of local health and education projects. Find out more on www.bhpbilliton.com/casestudies 16 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008

Social Responsibility Our licence to operate depends on our ability to operate all aspects of our business responsibly, including our ability to work effectively with our host communities. COMMUNITY ENGAGEMENT Regular, open and honest dialogue is the key to building strong relationships. Our community relations professionals are charged with developing and nurturing relationships with people impacted by, and interested in, our operations so we can understand their concerns, hopes and aspirations. While our businesses tailor their community relations programs to suit the local context, our Health, Safety, Environment and Community Management Standards provide direction as to the critical activities that must be im plemented by all our operations. For example, our sites are required to have community relations plans in place and to regularly review the effectiveness of communication, consultation and participation processes in collaboration with stakeholders. In FY2008, we introduced a target for all operating sites and development projects to implement formal community engagement programs. We met the target, with 95 per cent (61 of 64 sites) of our sites compliant. We also require all our sites to have community complaint registers that record and track the management of community concerns. During the reporting period, our sites received 536 complaints, similar to 543 received in FY2007. Similar to the previous reporting year, the most common type of community complaint was noise-related. COMMUNITY DEVELOPMENT TRAINING The goal of our community relations programs is to bring long-term benefits to people in our host communities. Traditionally, we have focused on service delivery mechanisms, such as providing educational facilities or health services. While the provision of essential services remains an important strategy to improve people’s livelihoods, realise human potential and promote the quality of life of families, we are increasingly looking to supplement these programs with participatory projects, where we wor k alongside people to assist them in their own development process. We are building the capacity of our practitioners to ensure full community engagement in service delivery and to assist community participation and control of empowering development projects. In 2005, we entered into a relationship with Oxfam Australia to deliver community development training programs. The practice-based training course covers community dialogue, participatory structures and people-centred community development processes. In FY2008, we ran 10 courses in Chile, Peru, South Africa and Colombia. Other resource companies are now expressing an interest in this dialogue methodology training. Community Contributions by Community Contributions by Geographic Region FY2008 Program Category FY2008 South America 46% Community Development 53% Australia/Asia 39% Education 17% Africa 12% Health 9% North America 2% Other 7% Europe (incl UK) 1% Arts/Culture 6% Environment 4% Sport/Recreation 4% Ancash provinces | Peru Antamina Mining Fund In December 2006, the Peruvian Government and the mining industry established a five-year general contribution program to support social programs in the country’s poorest areas. Our 33.75 per cent owned Antamina Mine was the first to sign an agreement with the government, under which companies contribute three per cent of their pre-tax profits. With an initial contribution of $64.3 million, we established the Antamina Mining Fund, which accounts for 40 per cent of the mining industry contribution for the program’s first year. During its first 10 months of operation, to December 2007, the Fund approved 178 projects — worth a total of $42.7 million — in four fields: health and nutrition, education, developing productive skills and strengthening institutions. BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008 — 17

Social Responsibility FORUM ON CORPORATE RESPONSIBILITY The Forum on Corporate Responsibility comprises our most senior management and leadership from international non-government organisations (NGOs). The Forum provides NGOs with an opportunity to influence the Company’s approach to key sustainable development issues. The open and frank discussion provides participants with an insight into the complexity of dilemmas and challenges facing the Company and an understanding of the importance placed on our values and standards when making business decisions; it also enables our executives to appreciate issues from a different viewpoint. The Forum is scheduled to meet twice each year and is chaired by our Chief Executive Officer. In FY2008, the Forum provided feedback on our development of position statements for climate change, biodiversity and business conduct. COMMUNITY INVESTMENT We continue to invest one per cent of our pre-tax profits (based on the average of the previous three years’ pre-tax profit publicly reported in each of those years) in community programs to ensure our host communities share in our success. During FY2008, this voluntary investment totalled $141.0 million, comprising cash, in-kind support and administration costs. We take care to support community investment projects that will contribute to long-term sustainable development and not create dependency. We have also continued to map our community investment spend against the UN Millennium Development Goals (MDGs), recognising that the intent of the MDGs aligns with our sustainability principles. In FY2008, our sites reported spending $40.7 million on programs to help achieve the MDGs, which is about one-third of the Company’s total community investment. Of this amount, the goals that received most focus were MDG 1: Eradicate extreme poverty and hunger (29 per cent of the total) and MDG 2: Achieve universal primary education (21 per cent of the total). ENSURING TRANSPARENCY Projects are selected according to publicly available guidelines that clearly describe the Company’s priority areas and the decision-making process. Sites are encouraged to include community members in the consultation when making decisions about social programs the Company will support. We aim to implement projects in a transparent, ethical manner and to work effectively with our community partners. In FY2008, we introduced a set of mandatory requirements for community investment to strengthen governance in this area. In addition, annually, our Group Audit Services audits the financial and management controls related to community investment programs at a selection of our operations. INVOLVING OUR EMPLOYEES One of the most significant ways we support the efforts of our employees engaged in community activities is through our global Matched Giving Program. This program aims to strengthen local communities by supporting and encouraging employees who volunteer, fundraise or donate to not-for-profit organisations. During FY2008, the Company matched contributions totalling $4.8 million, which was distributed to over 1,150 not-for-profit organisations. This is a significant increase from $2.4 million in FY2007 and included matching for some 115,000 hours of volunteering by employees in their own personal time. PEOPLE’S RIGHTS Today, companies face heightened public scrutiny; and, increasingly, corporate obligations are being shaped by stakeholders’ expectations. At the same time, laws and regulations are changing to reflect and follow societal values. As the world’s largest diversified resources company, we have potential exposure to human rights-related issues, exposure that may present us with challenges. Nevertheless, upholding people’s fundamental rights in our day-to-day business is paramount. In FY2008, we introduced a target for all our operating sites and development projects to undertake a human rights self-assessment and, if needed, t o implement a risk-based human rights management plan. Eighty-four per cent of our sites reported that they have completed their self-assessment and 21 of these sites have developed human rights management plans in response to the assessment. Two sites that identified moderate exposure to human rights issues did not complete a management plan by the close of the reporting year; however, these plans are in progress. No significant human rights-related issues were identified in this reporting period. There were two reported voluntary resettlements — both in South Africa — involving five families. INDIGENOUS RECONCILIATION We recognise and respect the importance of Indigenous peoples’ culture, heritage and traditional rights. We have operations on the traditional lands of Indigenous peoples, making it our responsibility and obligation to ensure we respect their rights. Our aim is to build respectful long-term relationships with Indigenous peoples. BHP Billiton is Reconciliation Australia’s founding National Leader in Reconciliation and we are proud to be one of the first companies in Australia to complete a Reconciliation Action Plan (RAP). Our 2007 RAP outlines our vision to help Indigenous people participate in fully, and enjoy equally, the benefits provided to all Australians. It outlines our approach to reconciliation, detailed actions, timelines and performance indicators around key areas of education, training and employment, Indigenous bu siness opportunities and capacity building. We aim to review our performance against the 2007 RAP and develop a plan for the coming year. 18 — BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008

Employee Matched Giving Employee Matched Giving by Category FY2008 by Activity FY2008 Community Services 35% Cash Donations 44% Sport 15% Fundraising 35% Health 14% Volunteering 21% Welfare 13% Formal Education 11% Overseas Aid 8% Arts and Culture 2% Environment 2% KwaZulu-Natal province | South Africa Trees for Life In Zululand, South Africa, where BHP Billiton’s Hillside and Bayside aluminium smelters operate, rural communities are often characterised by their poor education, health and social infrastructure. BHP Billiton and Wildlands Conservation Trust’s Indigenous Trees for Life initiative aims to address disillusionment and despondency by creating a framework for young unskilled community members to participate as ‘Tree-preneurs’. The Tree-preneurs are trained in indigenous tree propagation techniques, provided with propagation starter packs, mentored through the propagation process and provided with a market for the trees that they propagate. Participants generate much needed cash while improving their basic communication and numeracy skills and, possibly most importantly, nurturing self-confidence and hope. Tree planting activities occur in the afternoon, after school. Stewardship It is our aim that our products do not cause harm to people or the environment during production, consumption, disposal or while being recycled. We share this responsibility with all involved in our products’ life cycle. STEWARDSHIP PROGRAMS While we control extraction, and in some instances processing, of our products, we are also concerned that life cycle aspects we don’t control, such as transport, some processing, manufacturing, use and disposal, are undertaken safely and responsibly. In bringing together stakeholders in the life cycle of our products, we can determine concerns and responsibilities and work cooperatively so that our products do not cause harm at any point in their life cycle. During FY2008, we continued our involvement in several industry initiatives, where we work with other resources companies, industry and commodity associations and governments to develop standards and verification systems to ensure compliance by the mining sector with environmental, human rights and social standards. Our customers represent the next stage in the life cycle of our commodities; and, through workshops with our marketing personnel, we are working collaboratively with them to reduce the impact of minerals production on the community and the environment. We are also continuing to support the use by our customers of the GreenLead self-assessment tools. Initiated by our Cannington silver, lead and zinc operations (Australia), the GreenLead program is a product stewardship program based on the sound management of materials and products in the lead life cycle. An example of our work with customers is our program to introduce stewardship concepts to a range of Chinese organisations, including state agencies, national commodity associations, lead smelters and battery exporters. In March 2008, the inaugural meeting of the GreenLead China Working Group occurred and, as a result, Yangzhou Apollo Battery (China’s largest battery exporter) has become the first Chinese lead facility to complete the GreenLead assessment tools that are currently being trialled globally. We remain a member of the World Nuclear Association and chair their Uranium Stewardship Working Group. In Australia, we chair the Board of the Australian Uranium Association and its Uranium Stewardship Working Group. Our uranium product is only sold to countries approved and monitored under bilateral agreements with the Australian Government and that are signatories to the international Nuclear Non-Proliferation Treaty. All transport of our uranium product during FY2008 was conducted safely. BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008 — 19

Offices
Petroleum
Aluminium
Base Metals
Diamonds and Specialty Products
Stainless Steel Materials
Iron Ore
Manganese
Metallurgical Coal
Energy Coal

BHP Billiton locations

Offices

Ref	Country	Location
1	Angola	Saurimo ▲
2	Angola	Luanda ▲
3	Australia	Adelaide ●
4	Australia	Brisbane ●
5	Australia	Melbourne ✦ ● ▲ (Global Headquarters)
6	Australia	Newcastle ●
7	Australia	Perth ● ▲
8	Belgium	Antwerp ●
9	Brazil	Rio de Janeiro ● ▲
10	Burundi	Bujumbura ▲
11	Canada	Vancouver ▲
12	Chile	Santiago ✦ ● ▲
13	China	Beijing ● ▲
14	China	Lanzhou ▲
15	China	Shanghai ●
16	Colombia	Bogota ▲
17	DRC	Kinshasa and Lubumbashi ▲
18	Gabon	Libreville and Franceville ▲
19	Guinea	Conakry ▲
20	India	New Delhi ●
21	Indonesia	Jakarta ●
22	Japan	Tokyo ●
23	Kazakhstan	Almaty ▲
24	Korea	Seoul ●
25	Liberia	Monrovia ▲
26	Mongolia	Ulaanbaatar ▲
27	Netherlands	The Hague ●
28	New Caledonia	Noumea ●
29	Philippines	Manila ●
30	Russia	Moscow ▲
31	Singapore	Singapore ● ▲
32	South Africa	Johannesburg ✦ ● ▲
33	South Africa	Richards Bay ●
34	Switzerland	Baar ●
35	UK	London ✦
36	UK	Sheffield ●
37	US	Houston ✦ ●
38	US	Pittsburgh ●

✦ Corporate Centres ● Marketing Offices
▲ Minerals Exploration Offices

Petroleum

Ref	Country	Site/Asset	Description	Ownership
39	Algeria	Ohanet	Wet gas development	45%
40	Algeria	ROD	Onshore oil development, comprising development and production of six oil fields	45%
41	Australia	Bass Strait	Production of oil, condensate, LPG, natural gas and ethane	50%
42	Australia	Minerva	Operator of gas field development in the Otway Basin	90%
43	Australia	North West Shelf	One of Australia's largest resource projects, producing liquids, LNG and domestic gas	8.33–16.67%
44	Australia	Offshore Western Australia	Operator of Griffin and Stybarrow oil and gas development, and operator of Pyrenees project, currently under development	45–71.43%
45	Pakistan	Zamzama	Operator of onshore gas development	38.5%
46	Trinidad and Tobago	Angostura	Operator of oil and gas field	45%
47	UK	Bruce/Keith	Oil and gas production in the UK North Sea	16–31.83%
48	UK	Liverpool Bay	Operator of oil and gas developments in the Irish Sea	46.1%
49	US	Gulf of Mexico	Interests in several producing assets, including Atlantis, Neptune and Shenzi/Genghis Khan developments, and a significant exploration acreage position	4.95–100%

20 - BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008

26
23
13
14
24
22
15
45
20
29
31
77
21
72
43
68
44
57
70
76
28
4
78
67
58
7
50
6
3
75
5
42
41
73

Diamonds and Specialty Products

Ref	Country	Site/Asset	Description	Ownership
64	Canada	EKATI	Diamond mine in Northwest Territories	80%
65	Canada	Potash	Greenfield potash project near Saskatoon, Saskatchewan	100%
66	South Africa	Richards Bay Minerals	Integrated titanium smelter/mineral sands mine	50%

Stainless Steel Materials

Ref	Country	Site/Asset	Description	Ownership
67	Australia	Nickel West	Nickel assets including Mt Keith and Leinster operations, Kalgoorlie nickel smelter and concentrator, Kwinana nickel refinery, Kambalda nickel concentrator, and Ravensthorpe nickel mine and processing facility	100%
68	Australia	Yabulu Refinery	Laterite nickel and cobalt processing plants northwest of Townsville	100%
69	Colombia	Cerro Matoso	Integrated ferronickel mining and smelting complex in northern Colombia	99.94%

Iron Ore

Ref	Country	Site/Asset	Description	Ownership
70	Australia	Western Australia Iron Ore	Integrated mine, rail and port operations in the Pilbara	85–100%
71	Brazil	Samarco	Integrated mine, pipeline and port operations producing iron ore pellets	50%

Manganese

Ref	Country	Site/Asset	Description	Ownership
72	Australia	GEMCO	Producer of manganese ore in the Northern Territory	60%
73	Australia	TEMCO	Producer of manganese alloys in Tasmania	60%
74	South Africa	Samancor Manganese	Integrated producer of manganese ore (Hotazel Manganese Mines), alloy (Metalloys) and manganese metal (Manganese Metal Company)	60%

Aluminium

Ref	Country	Site/Asset	Description	Ownership
50	Australia	Worsley	Integrated alumina refinery/ bauxite mine	86%
51	Brazil	Alumar	Alumina refinery and aluminium smelter	36–40%
52	Brazil	MRN	Bauxite mine	14.8%
53	Guinea	Guinea Alumina	Integrated alumina refinery/bauxite mine (currently in definition stage)	33.3%
54	Mozambique	Mozal	Aluminium smelter	47.1%
55	South Africa	Hillside/Bayside	Two aluminium smelters	100%
56	Suriname	Paranam	Alumina refinery and bauxite mines	45%

Metallurgical Coal

Ref	Country	Site/Asset	Description	Ownership
75	Australia	Illawarra Coal	Three underground coal mines supplying metallurgical coal primarily to steel industry	100%
76	Australia	Queensland Coal	Production of metallurgical coal for steel industry, including new loading terminal at Hay Point	50–80%
77	Indonesia	Maruwai	Deposit in central and east Kalimantan (currently in development) with first production expected mid-2009	100%

Base Metals

Ref	Country	Site/Asset	Description	Ownership
57	Australia	Cannington	Silver, lead and zinc mine in northwest Queensland	100%
58	Australia	Olympic Dam	Underground copper/uranium mine in South Australia	100%
59	Chile	Cerro Colorado	Open-cut mine producing copper cathode	100%
60	Chile	Escondida	Copper mines, located in northern Chile	57.5%
61	Chile	Spence	Open-cut mine producing copper cathode	100%
62	Peru	Antamina	Copper and zinc mine	33.75%
63	US	Pinto Valley	Copper mine	100%

Energy Coal

Ref	Country	Site/Asset	Description	Ownership
78	Australia	Hunter Valley Energy Coal	Mt Arthur Coal open-cut mine	100%
79	Colombia	Cerrejón	Export coal mine in La Guajira province	33.3%
80	South Africa	Energy Coal South Africa	Three energy coal mines	84–100%
81	US	New Mexico Coal	Mine-mouth operations	100%

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008 - 21

resourcing the future

Customer Sector Energy	Customer Sector Construction	Customer Sector Industry	Customer Sector Household Appliances	Customer Sector Personal Use
Petroleum				
Oil and Natural Gas Fuel, heating, electricity generation	**Oil and Natural Gas** Carpets, paints, plastics	**Oil and Natural Gas** Electricity generation, transport, furnace fuel	**Oil and Natural Gas** Plastic components, packaging, plastic homewares	**Oil and Natural Gas** Electricity, fuel for vehicles, fuel for cooking and heating, clothing fabric, plastic toys, pens
Aluminium				
Aluminium High-tension power lines, wires and cables	**Aluminium** Door and window frames, wall cladding, roofing, awnings	**Aluminium** Propellers, body sheet (for ships, aeroplanes, vehicles), gearboxes, motor parts, wires, cables, packaging	**Aluminium** Components for TV sets, radios, refrigerators and airconditioners	**Aluminium** Beverage cans, bottle tops, foil wrap, foil semi-rigid containers, kettles and saucepans, cutlery, tennis racquets, softball bats, indoor and outdoor furniture, bicycles, vehicles
Base Metals				
Copper Wire and cables, electrical wiring in buildings, electrical generators and motors **Lead** Lead-acid storage batteries (car batteries), remote area power storage **Uranium*** Electricity generation, silver batteries, solar cells **Zinc** Zinc carbon batteries	**Copper** Electrical wiring, plumbing pipes and tanks, roofing, light fixtures, treated timbers **Gold** Gold leaf for decoration **Lead** Roofing, plumbing, soundproofing, stained glass windows **Silver** Solder, double pane thermal windows **Zinc** Roofing, fences, doors, handles, paints, plumbing, nuts and bolts	**Copper** Wires and cables, electrical wiring in buildings and vehicles, robotics, airconditioning and refrigeration units, scientific instruments **Gold** Electronics for computers, industrial equipment, aerospace technology, tinted-glass windows **Lead** Lead foil, radiation shields, toxic waste storage containers, dyes, solder **Silver** Photographic paper and film, medicines, super conductors **Uranium*** Electricity generation **Zinc** Galvanising and corrosion protection, car bodies, carburettors, tyres	**Copper** Electrical appliances, telephone cables, microwave equipment, radio and TV sets **Gold** Electronic technology **Lead** Electronic and electrical appliances such as radios and TV sets (soldered connections) **Zinc** Door handles and other household components, brass fittings	**Copper** Ornaments, telephones, cooking utensils, home heating systems, decorative applications, coins **Gold** Jewellery, watches, currency, dentistry, decoration for dinnerware and ornaments **Lead** Computers, leadlight windows, glass in TV and computer screens for radiation protection **Silver** Jewellery, watches, watch batteries, band-aids, dinnerware and ornaments, mirrors, cutlery, currency, medallions, water purification **Uranium*** Electricity **Zinc** Medications, zinc cream, TV sets, computer parts, toys
Diamonds and Specialty Products				
	Diamonds Diamond grit and powder impregnated rock drilling bits, masonry drilling, machine tool tips and cutting discs **Titanium** Pigment for paints, fabric, plastics, paper	**Diamonds** Polishing compounds for fine optical surfaces, jewel bearings, wire drawing dies **Titanium** Titanium metal for aerospace equipment, engines, abrasives, ceramics, robotics	**Diamonds** Knife 'sharpeners', engravers **Titanium** Paper products, computer and TV screens	**Diamonds** Jewellery **Titanium** Cosmetics and sunscreens, fabric, clothing, jewellery, heart pacemakers, hip replacements, food colouring
Stainless Steel Materials				
Nickel Electricity generation turbines, batteries **Cobalt** Rechargeable lithium batteries for mobile telephones and laptop computers, jet engine turbines	**Nickel** Street furniture, building cladding, stainless steel **Cobalt** Tyre adhesives, magnets, carbide cutting tools	**Nickel** Computer hard disks, surgical implements and implants, jet engines, food and beverage equipment, pharmaceutical equipment, vehicles, metal hardening **Cobalt** Paints, enamels, glazes	**Nickel** Colour TV tubes, kitchen sinks, white goods **Cobalt** Videotape coatings, heating elements on electric stoves	**Nickel** Kitchen utensils, coins, mobile telephones, bathroom and kitchen fittings and fixtures, jewellery
Iron Ore				
	Iron Ore Steelmaking, buildings, bridges, tools, cranes	**Iron Ore** Steelmaking, transport equipment, motor vehicles, farm machinery	**Iron Ore** Refrigerators, washing machines, ovens	**Iron Ore** Food cans, vehicles, tools, cutlery, jewellery, watches
Manganese				
Manganese Dry cell batteries	**Manganese** Steelmaking	**Manganese** Steel alloys, welding rods	**Manganese** electronics (e.g. TV circuit boards)	**Manganese** Glass, ceramics, dry cell batteries
Metallurgical Coal				
		Coking Coal Steelmaking		
Energy Coal				
Thermal Coal Electricity generation, heating		**Thermal Coal** Electricity generation, heating, cement		**Thermal Coal** Electricity, fuel for cooking and heating

* Safeguards are in place to ensure that uranium produced by our Olympic Dam operation is used only for power generation in countries that have bilateral safeguard agreements with the Australian Government.

22 - BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008

Sustainability Performance Data Summary

HEALTHY PEOPLE
For a summary of the aims and performance of this area in FY2008, please see page 11.

Health		FY2004	FY2005	FY2006	FY2007	FY2008
New cases of occupational illnesses	Number	197	152	*124*	264	207
Employees in potential exposures greater than the:						
Occupational exposure limit	%	23	28	18	17	17
Noise exposure limit	%	55	53	*47*	51	48

SAFE WORKPLACES
For a summary of the aims and performance of this area in FY2008, please see page 10.

Safety	FY2004	FY2005	FY2006	FY2007	FY2008
Number of fatalities at our controlled operations	17	3	3	8	11
Total Recordable Injury Frequency Rate	11.1	8.6	8.8	7.4	5.9

ENVIRONMENTAL COMMITMENT
For a summary of the aims and performance of this area in FY2008 and intensity-based data, please see pages 12–15.

Environment[1]		FY2004	FY2005	FY2006	FY2007	FY2008
Land Use						
Land newly disturbed	hectares	5,620	4,940	4,930	*5,120*	5,740
Land rehabilitated		2,060	1,850	2,410	*3,340*	1,590
Land to be rehabilitated[2]		156,040	127,970	121,200	*106,410*	112,780
Water						
High-quality water consumption	megalitres	153,000	153,200	160,230	*162,080*	162,490
Low-quality water consumption		NA	NA	33,800	25,600	48,320
Recycled water consumption		172,700	166,760	168,660	161,130	171,130
Waste[3]						
General waste disposed to landfill	tonnes	124,990	154,830	158,970	*132,520*	168,570
Hazardous waste disposed to landfill		59,100	68,100	43,850	*55,490*	63,650
Energy and Emissions						
Energy used	petajoules	328	311	306	*303*	305
Greenhouse gases	'000 tonnes (CO_2-equivalent)	51,140	52,270	51,820	52,000	53,800
Oxides of sulphur	tonnes	48,240	50,540	93,390	76,820	75,990
Oxides of nitrogen	tonnes	54,600	57,130	165,350	63,790	70,210
Fluoride	tonnes	900	950	1,360	1,090	990
Accidental discharge of hydrocarbons		117,500	132,035	17,286	20,163	126,763

SOCIAL RESPONSIBILITY
For a summary of the aims and performance of this area in FY2008, please see pages 17–19.

Social Responsibility and Socio-Economic contributions		FY2004	FY2005	FY2006	FY2007	FY2008
Total value add[4]	US$ million	14,085	15,927	10,931	15,679	17,154
Community contributions[5]	US$ million	46.5	57.4	81.3	103.4	141.0
Percentage of Company pre-tax profit	%	1.6	1.6	1.4	1.1	1.0
Community complaints		511	509	603	543	536
Employees and contractors participating in human rights training		NA	12,679	15,570	20,886	23,876

Note: The use of italics indicates that the figure has been adjusted since it was originally reported.

[1] Figures restated to facilitate year-to-year comparison of performance without BHP Steel, which was demerged in July 2002.
[2] Assumes immediate closure of all operations.
[3] Excludes recycled materials and mining related materials, such as waste rock, tailings, coal reject and slag. Hazardous waste includes waste oil.
[4] The definition of value add is provided by the 2006 Global Reporting Initiative Guidelines.
[5] % pre-tax profits calculated on a three-year rolling average.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008 • 23

Sustainability Performance Data Summary

OUR PEOPLE
For a summary of the aims and performance of this area in FY2008, please see page 9.

People		FY2004	FY2005	FY2006	FY2007	FY2008
Full time employees	Number	35,070	34,201	40,002	39,947	41,732
Contractors	Number	38,000	50,000	66,000	59,000	61,000
Full time female employees	%	9	12	13	14	17

Employees by Age Group FY2008


Under 30 years 16%
30–39 years 31%
40–49 years 31%
Over 50 years 22%

Employees by Gender FY2008


Male 83%
Female 17%

Turnover by Age Group FY2008


Under 30 years 23%
30–39 years 35%
40–49 years 25%
Over 50 years 17%

Turnover by Gender FY2008


Male 70%
Female 30%

FINANCIAL

Financial		FY2004[6]	FY2005[6]	FY2006[6][7]	FY2007[6][7]	FY2008[6][7]
Revenue	US$ million	24,943	31,150	39,099	47,473	59,473
Underlying earnings before interest and tax[8]	US$ million	5,488	9,921	15,277	20,067	24,282

(6) Information for the years 2008 to 2005 is stated under IFRS. 2004 is prepared in accordance with UKGAAP and has not been restated.
(7) On 1 July 2007, the Group adopted the policy of recognising its proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities within each applicable line item of the financial statements. All such interests were previously recognised using the equity method. Comparative figures for the years 2007 and 2006 have been restated.
(8) Underlying EBIT is earnings before net finance costs and taxation and any exceptional items.

Contact us

Sustainable Development

BHP Billiton
BHP Billiton Centre
Lonsdale Street
Melbourne Victoria 3000 Australia

Phone +61 1300 554 757
Fax +61 3 9609 3015
Email hsec@bhpbilliton.com
Website www.bhpbilliton.com

Mixed Sources
FSC

Printed on 250gsm PhoenixMotion Xenon FSC and 130gsm Monza Satin Recycled FSC.

PhoeniXmotion is an FSC mixed source certified paper, which ensures that all virgin pulp is derived from well managed forests. It contains a mix of elemental and totally chlorine free bleached pulp and has the Nordic Swan environmental label.

Monza Satin is produced with 55% recycled fibre (25% post consumer 30% pre consumer) and 45% FSC Certified Pulp, which ensures all virgin pulp is derived from well managed forests and manufactured at a ISO14001 certified Mill.

24 - BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2008

What others say about BHP Billiton Awards Business in the Community Awards (UK) Awarded a ‘Big Tick’ in the Impact on Society category and short listed for Company of the Year in 2008 ACCA Australia and New Zealand Awarded Best Report for our 2007 Sustainability Report Sustainability Ratings Dow Jones Sustainability Indexes A member of the global index since 2002 FTSE4Good Index Series Included in the international ethical index FTSE4Good since 2003 The Australian SAM Sustainability Index Mining sector leader, fourth year in a row JSE SRI Index Included in the South African index since 2004 Business in the Community Platinum-band Company Corporate Responsibility Index Member of the CRI Leaders Network Storebrand Best in class status for leading environmental and social performance in the metals and mining industry 2007 A+ GRI Application Level Our 2008 Full Sustainability Report has been written in accordance with the Global Reporting Initiative (GRI) G3 Sustainability Reporting Guidelines. The report has been checked by GRI and meets the requirements for the A+ GRI Application Level We support We support a range of voluntary initiatives, including: International Council on Mining and Metals United Nations Global Compact Global Reporting Initiative (we are an Organisational Stakeholder) World Business Council for Sustainable Development Carbon Disclosure Project

www.bhpbilliton.com